UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               ASAHI/AMERICA, INC.
                     ---------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                     ---------------------------------------
                         (Title of Class of Securities)


                                    04338D106
                     ---------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 1 of 6 pages

CUSIP No.   04338D106                 13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                      Leslie B. Lewis

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|

                                                                       (b)  |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER
  NUMBER OF
                             993,935
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY   6    SHARED VOTING POWER

   OWNED BY                  0

     EACH
                ----------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER
  REPORTING
                             786,678
    PERSON
                ----------------------------------------------------------------
     WITH       8    SHARED DISPOSITIVE POWER

                             207,257
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       993,935
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        30%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 pages

Item 1(a).           Name of Issuer

                     Asahi/America, Inc.

Item 1(b).           Address of Issuer's Principal Office

                     19 Green Street
                     Malden, MA 02148

Item 2(a).           Name of Person Filing

                     Leslie B. Lewis

Item 2(b).           Address of Principal Business Office, or if none, Residence

                     c/o Asahi/ America, Inc.
                     19 Green Street
                     Malden, MA 02148
Item 2(c).           Citizenship

                     United States

Item 2(d).           Title of Class of Securities

                     Common Stock

Item 2(e).           CUSIP Number

                     04338D106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)[ ]   Broker or Dealer registered under Section 15 of the Act
            (b)[ ]   Bank as defined in section 3(a)(6) of the Act.
            (c)[ ]   Insurance Company as defined in section 3(a)(19) of the
                     Act.
            (d)[ ]   Investment Company registered under section 8 of the
                     Investment Company Act.
            (e)[ ]   Investment  Adviser  registered under section 203 of the
                     Investment Advisers Act of 1940.
            (f)[ ]   Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Act

                               Page 3 of 6 pages
                     of 1974 or Endowment Fund: see section
                     240.13d-1(b)(1)(ii)(F).
            (g)[ ]   Parent Holding company, in accordance with section
                     240.13d-1(b)(ii)(G) (Note: See Item 7)
            (h)[ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

Item 4.              Ownership

                     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                     (a)  Amount Beneficially Owned:                         993,935

                     (b)  Percent of Class:                                       30%

                     (c)  Number of shares as to which such persons has:

                          (i)   sole power to vote or to direct the vote:   -993,935*-
                          (ii)  shared power to vote or to direct the vote:       -0-
                          (iii) sole power to dispose or to direct the
                                     disposition of:                        -786,678-
                          (iv)  shared power to dispose or to direct the
                                     disposition of:                        -207,257-

                     NOTE: Includes 207,257 shares owned by Wells Fargo Bank, N.A. as executor of the estate of Alan Baker which Mr. Lewis has voting control over pursuant to the terms of a voting trust. Mr. Lewis holds a currently exercisable option and right of first refusal to purchase the shares owned by Wells Fargo Bank, N.A.


Item 5.              Ownership of Five Percent or Less of a Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.              Ownership of More than Five Percent on Behalf of Another
                     Person.

                               Page 4 of 6 pages

                     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act off 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                            Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                            Inapplicable

Item 8.              Identification and Classification of Members of the Group.

                     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                            Inapplicable

Item 9.              Notice of Dissolution of Group.

                            Inapplicable


Item 10.             Certification.

                            Inapplicable


                               Page 5 of 6 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:           February 6, 1997

                             Signature:     /s/ Leslie B. Lewis
                                            -----------------------
                             Name/Title:    Leslie B. Lewis